Mail Stop 6010	April 19, 2006

Mr. Charles Godels
President
Avalon Development Enterprises, Inc.
770 First Avenue North
St. Petersburg, Florida  33701

Re:	Avalon Development Enterprises, Inc.
	Amendment No. 5 to Registration Statement on Form SB-2,
		filed April 14, 2006
	File No. 333-130937

Dear Mr. Godels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 17

1. We note your response to our prior comment 2 regarding your office space and that you have revised your disclosure in the MD&A section on page 22. You disclosure on page 17 makes the statement that Godels, Solomon, Barber & Company moved its office to 5113 Central Avenue when the building was transferred to Bahia Shores. Since the transfer to Bahia Shores occurred in August 2004, this statement appears to be inconsistent with the statement on page 22 that the office move occurred on February 11, 2006. Please revise to clarify.

2. In addition, if the owner of 5113 Central Avenue is Mr. Godels or one of his affiliates, please revise to disclose this fact.

Management`s Discussion and Analysis of Financial Condition, page
22

3. We refer to your statement on page 22 that Mr. Godels` "sound planning and development of triple net leases, (leases where the lessee pays rent as well as all taxes, insurance and maintenance),
..
.. . has allowed him to gain some experience that we believe will be valuable to our operations." We believe this information does not permit you to conclude that, "The understanding of the value of having tenants pay for taxes, insurance and maintenance increases the profitability of our operations." Please revise your disclosure to delete the second statement.

Financial Statements - December 31, 2004

Note F - Fixed Asset Dispositions, page F-15

4. Refer to your response to comment seven. We note that you revised disclosure does not appear to address all of the impacts of this decision including a discussion of what the fair value of the property was at the time of the transfer and why this was the appropriate business decision to make at that point in time. Please revise your disclosure to address these points. Further clarify what is meant by your statement "avoid co-mingling assets of the founding shareholders," which seems to infer that these assets may not have belonged to the company prior to the transfer. Also consider adding similar disclosure in your management`s discussion and analysis related to this transfer.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Diane J. Harrison, Esquire
      6860 Gulfport Blvd. South No. 162
      S. Pasadena, FL 33707

Mr. Charles Godels
April 19, 2006
Page 1